Man Investments

June 19, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

This notification relates to transactions to be notified in accordance with DTR 3.1.4R(1)(a)

On 19th June 2008 the following share transactions were completed by a non-executive director of Man Group plc and a connected person. Man Group plc was informed of the transactions on that date.

Dugald Eadie:

Shares sold : 21,875 shares of 3 3/7 US cents each at a price of 614.6 pence per shares by Dugald Eadie and 8,312 ordinary shares of 3 3/7 US cents each at a price of 613.105 pence per share by his wife Eleanor Eadie.

Following the above transaction Dugald Eadie is deemed to be interested in a total of 310,000 Man Group plc ordinary shares, representing approximately 0.018% of the Company's issued share capital.

END